

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 26, 2009

Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re:** **Popular, Inc.**
> **Preliminary Consent Solicitation Statement on Schedule 14A**
> **Filed June 8, 2009**
> **File No. 1-34084**

Dear Mr. Junquera:

     We have completed our review of your consent solicitation statement and have no further comments at this time.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: By facsimile to (212) 291-9043
     Robert W. Downes
     Sullivan & Cromwell LLP